SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )

DIAMOND OFFSHORE DRILLING, INC.

(Name of Subject Company (Issuer))

DIAMOND OFFSHORE DRILLING, INC.
(Name of Filing Person (Offeror))

Zero Coupon Convertible Debentures due 2020
(Title of Class of Securities)

25271C AB 8
25271C AC 6
(CUSIP Numbers of Class of Securities)

William C. Long, Esq.
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094
(281) 492-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Shelton M. Vaughan, Esq.
Duane Morris LLP
3200 Southwest Freeway, Suite 3150
Houston, Texas 77027
(713) 402-3900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$478,371,250	$56,305

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Debentures due 2020, as described herein, is $594.25 per $1,000 principal amount at maturity outstanding. As of May 5, 2005, there was approximately $805,000,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $478,371,250.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT
Items 1 through 9
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX
Company Notice to Holders
Form of Purchase Notice
Form of Notice of Withdrawal
Substitute Form W-9
Guidelines for Certification of TIN

INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Diamond Offshore Drilling, Inc., a Delaware corporation (the “Company”), and relates to the offer to purchase the Zero Coupon Convertible Debentures due 2020 issued by the Company on June 6, 2000 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated May 6, 2005 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(4) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”). The Securities were issued pursuant to an Indenture, dated as of February 4, 1997, between the Company and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as Trustee (“Trustee”), as amended by the Second Supplemental Indenture, dated as of June 6, 2000, between the Company and the Trustee (the “Indenture”).

     The Option will expire at 5:00 p.m., New York City time, on June 6, 2005. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

     The Company is the issuer of the Securities and is offering to purchase all of the Securities pursuant to the terms of the Indenture. The Securities are convertible into shares of common stock, par value $0.01 per share, of the Company. The Company maintains its principal executive offices at 15415 Katy Freeway, Houston, Texas 77094. The telephone number there is (281) 492-5300. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements.

     (a) The Company believes that its financial condition is not material to a securityholder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

     (b) Not applicable.

Item 11. Additional Information.

     (a) Not applicable.

     (b) Not applicable.

Item 12. Exhibits

(a)(1)(A)	Company Notice to Holders of Diamond Offshore Drilling, Inc. Zero Coupon Convertible Debentures due 2020, dated May 6, 2005 (filed herewith).

(a)(1)(B)	Form of Purchase Notice (filed herewith).

(a)(1)(C)	Form of Notice of Withdrawal (filed herewith).

(a)(1)(D)	Substitute Form W-9 (filed herewith).

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith).

(b)	Not applicable.

(d)(1)	Indenture, dated as of February 4, 1997, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

(d)(2)	Second Supplemental Indenture, dated as of June 6, 2000, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000).

(d)(3)	Registration Rights Agreement (the “Registration Rights Agreement”) dated October 16, 1995 between Loews Corporation and the Company (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

(d)(4)	Amendment to the Registration Rights Agreement, dated September 16, 1997, between Loews Corporation and the Company (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997) (SEC File No. 1-13926).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIAMOND OFFSHORE DRILLING, INC.
By:	/s/ William C. Long
	Name:	William C. Long
	Title:	Vice President, General Counsel and Secretary

Dated: May 6, 2005

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Notice to Holders of Diamond Offshore Drilling, Inc. Zero Coupon Convertible Debentures due 2020, dated May 6, 2005 (filed herewith).

(a)(1)(B)	Form of Purchase Notice (filed herewith).

(a)(1)(C)	Form of Notice of Withdrawal (filed herewith).

(a)(1)(D)	Substitute Form W-9 (filed herewith).

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith).

(b)	Not applicable.

(d)(1)	Indenture, dated as of February 4, 1997, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

(d)(2)	Second Supplemental Indenture, dated as of June 6, 2000, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000).

(d)(3)	Registration Rights Agreement (the “Registration Rights Agreement”) dated October 16, 1995 between Loews Corporation and the Company (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

(d)(4)	Amendment to the Registration Rights Agreement, dated September 16, 1997, between Loews Corporation and the Company (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997) (SEC File No. 1-13926).

(g)	Not applicable.

(h)	Not applicable.

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